Exhibit 12.01

NRG ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2016	2015	2014	2013(a)	2012(a)	2011(a)
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$259	$(5,094)	$135	$(634)	$(12)	$(646)
Less:
Distributions and equity in earnings of unconsolidated affiliates	44	37	49	84	2	9
Impairment charge on equity method investment	147	56	—	99	2	495
Capitalized interest	(32)	(30)	(29)	(130)	(140)	(80)
Add:
Fixed charges	886	1,173	1,255	1,037	864	931
Amortization of capitalized interest	17	21	20	14	11	7
Total Earnings:	$1,321	$(3,837)	$1,430	$470	$727	$716

Fixed Charges:
Interest expense	$838	$1,139	$1,228	$932	$671	$808
Interest capitalized	32	30	29	130	140	80
Amortization of debt issuance costs	29	37	35	33	32	26
Amortization of debt discount	(26)	(48)	(50)	(67)	9	6
Approximation of interest in rental expense	13	15	13	9	12	11
Total Fixed Charges:	$886	$(1,173)	$1,255	$1,037	$864	$931
Ratio of Earnings to Combined Fixed Charges	1.49	(3.27)	1.14	0.45	0.84	0.77

(a)         The ratio coverage for the years ended December 31, 2015, 2013, 2012 and 2011 was less than 1:1.  NRG Energy, Inc. would have needed to generate additional earnings of $5,010 million, $567 million, $137 million and $215 million, respectively, to achieve a ratio coverage of 1:1 for those periods.